Exhibit 99.3

UNITED UTILITIES PART OF CONSORTIUM NAMED

AS PREFERRED BIDDER FOR SOUTHERN WATER CONTRACT

16 March 2005

Southern Water has today named a consortium comprising United Utilities, Costain and Montgomery Watson Harza as preferred bidder to help deliver the major part of its £1.5 billion water quality and environmental improvement programme.

The consortium - known as 4Delivery - would be responsible for delivering more than 250 water and wastewater improvement schemes which form part of Southern Water’s five-year capital investment programme.

4Delivery would be responsible for project managing, designing and delivering the new schemes and improvements to water and wastewater assets across parts of Hampshire, West and East Sussex, Kent and the Isle of Wight.

The consortium is working exclusively with Southern Water towards a contract award at the end of March with operations commencing beginning of April, 2005.

For further information please contact:

Simon Bielecki, Investor Relations Manager +44 (0) 7810157649

Evelyn Brodie, Corporate and Financial Communications +44 (0) 20 7307 0309

United Utilities’ A shares and ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.